NEWS RELEASE

Canarc Provides Corporate Update on Plans for 2015

Vancouver, Canada – January 14, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to update shareholders on its progress, goals and strategies for advancing the New Polaris gold mine project, exploring the Windfall Hills project and other corporate initiatives.

In 2015, the Company will focus its efforts on three main objectives:

•	Discussions with strategic partners aimed at advancing the New Polaris gold mine project (current resources total 519,000 oz gold measured/indicated at 12.54 g/t plus 636,000 oz gold inferred at 12.15 g/t) through feasibility, permitting and construction to production.
•	Seeking a financial or industry partner to continue exploration drilling of the new gold-silver discovery (1.54 grams per tonne silver equivalent over 28 meters at a 60:1 gold:silver ratio) made at Windfall Hills last year.
•	Evaluating advanced gold mine projects throughout the Americas for possible acquisition or partnership.

New Polaris Gold Mine Project

In recent weeks, senior management has been meeting with qualified new strategic partners interested to finance and advance the New Polaris gold mine project located in northwestern BC through feasibility, permitting and construction to production.

Another new initiative is our evaluation of the Albion process, an alternative metallurgical process developed by Xstrata, now Glencore, for treating refractory gold concentrates such as will be produced at New Polaris to facilitate the production of dore gold bars. The Albion process could add significant value to the project subject to metallurgical testing to confirm that it is suitable for New Polaris gold concentrates.

In order to advance the project through permitting and feasibility, the Company has outlined a $9 million feasibility and permitting program over a two year period. This program would include $4 million for a 15,000 meter infill-drilling program in approximately 35 holes. The drilling is required in order to move inferred resources into the measured and indicated categories for the feasibility study. The remaining $5 million is related to environmental baseline studies, government permitting, community consultations, detailed engineering and a feasibility study.

Windfall Hills Gold-Silver Exploration Project

Following the new discovery last year at the Windfall Hills gold-silver exploration project located in central British Columbia, the Company has staked additional mineral claims and its current land position at Windfall Hills now totals 4,337 hectares.

During 2015, the Company plans to conduct additional geochemical and geophysical surveys in order to better target the new mineralized zone and its possible extensions onto the newly staked claims for a phase two-drill program, subject to financing or a joint venture.

Possible Acquisitions

With the recent decline in precious metal prices, several producing or near term producing assets are faced with significant operational and financial challenges and are in need of a turn around strategy. Considering our in-house mine operating experience and access to financing capital, Company management will continue its efforts in 2015 on evaluating advanced precious metals mine projects throughout the Americas for possible acquisition and turn around.

Corporate

Canarc is adequately funded to cover operating expenses for 2015 and we plan to pursue additional financing and joint venture alternatives during the year to advance our New Polaris and Windfall Hills projects.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

A NI 43-101 preliminary economic assessment report (“PEA”) for the New Polaris gold mine project, dated April 10, 2011, was completed by Moose Mountain Technical Services. A copy of the report was filed on the Sedar website on May 26, 2011 and can be viewed at: http://www.sedar.com.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.